Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

GFL Environmental Inc. (“GFL” or the “Company”)

100 New Park Place, Suite 500

Vaughan, Ontario L4K 0H9

Item 2	Date of Material Change

August 12, 2020.

Item 3	News Release

A press release was disseminated by the Company on August 12, 2020 through the facilities of CNW Group and was filed on SEDAR under the Company’s corporate profile at www.sedar.com.

Item 4	Summary of Material Change

On August 12, 2020, the Company announced that it entered into a subscription agreement (the “Subscription Agreement”) with HPS Investment Partners, LLC (the “Investor”) pursuant to which the Investor has agreed to subscribe for an aggregate of 28,571,429 perpetual convertible preferred shares (the “Preferred Shares”) at US$21.00 per share, for aggregate gross proceeds of approximately US$600 million (the "Subscription").

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On August 12, 2020, the Company announced the Subscription. The Company expects to use the proceeds from the Subscription to finance a portion of the purchase price payable by it in connection with its purchase of WCA Waste Corporation and its subsidiaries.

The following description of the terms of the Preferred Shares are qualified in their entirety by reference to the full text of the Subscription Agreement and the terms of the Preferred Shares attached thereto, which is available on SEDAR under the Company’s corporate profile at www.sedar.com. Capitalized terms used, but not defined in this section have the meanings given to them in the Subscription Agreement.

Terms of Preferred Shares

Conversion

Conversion of the Preferred Shares into Shares is based on an initial conversion price of US$25.20 per share, which conversion price is subject to customary anti-dilution adjustments in accordance with the terms of the Preferred Shares. Other than as described below, the liquidation preference of the Preferred Shares will initially be US$21.00 per share and will accrete at a rate of 7% per annum for seven years, at a rate of 8% per annum in the eighth year and 9% per annum in the ninth year and thereafter (each such rate, an “accretion rate”), in each case, compounded quarterly, increasing the number of Shares that each Preferred Share is convertible therefor.

The Investor may convert its Preferred Shares at any time at its election.

Subject to certain conditions, the Company may require the conversion of the Preferred Shares into Shares: (a) on or after the third anniversary until the fourth anniversary of the closing date of the Subscription if the closing price of the Shares is at least 160% of the then-applicable conversion price for 20 trading days in any period of 30 consecutive trading days, (b) on or after the fourth anniversary until the fifth anniversary of the closing date of the Subscription if the closing price of the Shares is at least 150% of the then-applicable conversion price for 20 trading days in any period of 30 consecutive trading days, and (c) on or after the fifth anniversary of the closing date of the Subscription if the closing price of the Shares is at least 140% of the then-applicable conversion price for 20 trading days in any period of 30 consecutive trading days.

Quarterly Redemption

Following the fourth anniversary of the closing date of the Subscription, the Company may elect to redeem on a quarterly basis such number of Preferred Shares having a liquidation preference equal to the product of (A) ¼ of the applicable accretion rate and (B) the aggregate liquidation preference of all of the then outstanding Preferred Shares, at a price (“quarterly redemption price”) per Preferred Share equal to the then-applicable liquidation preference. The Company may, at its election, redeem such Preferred Shares in cash or by issuance of Shares, such number of Shares determined by dividing the applicable quarterly redemption price by 97% of the then market price of the Shares.

In the event the Company elects to pay the quarterly redemption price for a particular quarter in cash, the applicable accretion rate for such quarter shall be 6% per annum.

Redemption

Following the fifth anniversary of the closing date of the Subscription, the Company may elect to redeem all of the then outstanding Preferred Shares at a price per Share equal to: (a) 105% of the liquidation preference if such redemption occurs prior to the sixth anniversary of the closing date of the Subscription; (b) 103% of the liquidation preference if such redemption occurs after the sixth anniversary and prior to the seventh anniversary of the closing date of the Subscription; or (c) 100% of the liquidation preference if such redemption occurs after the seventh anniversary of the closing date of the Subscription.

Adjustments to Conversion Price

In accordance with the terms of the Preferred Shares, certain adjustments shall be made to the conversion price to account for, among other things, (i) certain dividends and distributions; (ii) certain rights, options and warrants; (iii) spin-offs; (iv) tender or exchange offers; (v) capital reorganizations; and (vi) stock splits and combinations.

Redemption in Connection with a Change of Control

On a change of control, the Company shall have the right to redeem the then outstanding Preferred Shares at a price per Preferred Share the equal to the greater of (i) (a) amount equal to 105% of the liquidation preference if such change of control occurs within five years of the closing date of the Subscription, or (b) amount equal to 100% of the liquidation preference if such change of control occurs more than five years of the closing date of the Subscription; and (ii) the value of the consideration the Investor would have received had the Investor converted its Preferred Shares immediately prior to such change of control.

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In the event the Company does not elect to redeem the Preferred Shares in cash on a change of control, the accretion rate will increase to 13%.

Voting Rights

The Investor is entitled to vote, to the greatest extent possible, with holders of Shares as a single class. Each Preferred Share is entitled to one vote per share and the Investor will be deemed to hold such number of Preferred Shares that is equal to the number of Shares into which the Investor’s Preferred Shares are convertible pursuant to the terms of the Preferred Shares as of the applicable record date.

Other Investor Rights

In connection with the Subscription, effective on closing of the Subscription, the Investor will be entitled to nominate an observer to the Company’s board of directors subject to it holding, directly or indirectly, at least 5% of the issued and outstanding Shares (assuming the conversion of the Preferred Shares).

On closing of the Subscription, the Investor will be granted two demand registration rights which may be exercisable after the 18th month anniversary of closing on the same terms and conditions as provided in the Company’s Second Amended and Restated Registration Rights Agreement.

Further, subject to certain exceptions, the Investor will be entitled to notice of, and consent to, any amendment or the Company’s certificate incorporation or bylaws and any action that may require or result in an adjustment to the conversion price of the Preferred Shares or that would otherwise require consent of the Investor pursuant to the terms of the Subscription Agreement. The Company will be required to obtain the Investor’s prior written consent in certain circumstances, including with respect to issuance of securities having rights or privileges equal to or superior to the Preferred Shares, amendment of the Company’s constating documents so as to proportionally and adversely affect the rights and privileges of the Preferred Shares as compared to the Shares, and certain transactions.

Restrictions on Transfers

The Preferred Shares are subject to restrictions on transfer, subject to its right to transfer any Preferred Shares held by it to affiliates in accordance with the terms of the Subscription Agreement.

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Standstill

For a period from the date the Investor and its observer enters into an observer agreement with the Company to the date that is 12 months from the date the Investor is no longer entitled to nominate an observer to the Company’s board of director, the Investor, its affiliates and the Investor’s directors, officers and employees have agreed not to, subject to certain exceptions:

a)	acquire, agree to acquire, or offer or propose to acquire, whether by means of a purchase, tender or exchange offer, merger, business combination or in any other manner, beneficial ownership of equity securities of the Company or its affiliates that would result in beneficial ownership of more than 10% of the voting rights attaching to such equity securities,

b)	offer or propose, or seek to effect, any merger, consolidation, acquisition of stock or assets, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to or involving the Company or its affiliates;

c)	initiate, or induce or attempt to induce any other Person or group to initiate, any shareholder proposal or tender offer for any securities of the Company or its affiliates, any change of control of the Company or its affiliates or the convening of a shareholders' meeting of the Company or its affiliates for any purpose;

d)	propose or seek to influence, change or control the management, the board of directors, governing instruments or policies or affairs of the Company or its Affiliates, or seek or obtain representation on the board of directors of the Company or its Affiliates, including in each case, without limitation, by means of a “solicitation” of “proxies”, contacting any Person relating to any of the matters set forth in this clause (d) or seeking to influence, advise or direct the vote of any holder of voting securities of the Company or its affiliates or publicly making a request of the Company or its affiliates; or

e)	knowingly advise, assist or encourage any other Person in connection with any of the matters set forth above.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

Further information regarding the matters described in this report may be obtained from Mindy Gilbert, Executive Vice-President and General Counsel, who is knowledgeable about the details of the material change and may be contacted at (905) 326-0101.

Item 9	Date of Report

August 14, 2020.

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